Mail Stop 0407

      June 14, 2005

Joel Dupre
Chief Executive Officer
Cordia Corporation
445 Hamilton Avenue, Suite 408
White Plains, New York  10601

	Re:	Cordia Corporation
		Registration Statement on Form SB-2
		Filed May 17, 2005
		333-124996

		Form 10-KSB for the year ended December 31, 2004
		Filed March 29, 2005

		Form 10-QSB for the quarter ended March 31, 2005
		Filed May 11, 2005
		File No. 0-51202

Dear Mr. Dupre:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2
Prospectus Cover Page
1. We note that you refer to the "selling security holders" and "selling shareholder." Please revise your prospectus throughout to use one of these terms and ensure that the term you use is singular.

Prospectus Summary

   Overview, page 1
2. We note your disclosure that you generate the "majority" of your revenue from telecommunications services. Please disclose the percent of your revenues attributable to providing these services. In particular, please disclose the percent of your revenues that are attributable to retail telecommunications services. Please also disclose that you lease the network to enable you to provide the telecommunications services you provide.
3. Your description of your web-based services is vague. In this regard, please clarify whether you install the software and operate each of the services you reference. For example, are you responsible for handling the customer service function for your customers? Also, do you sell these services to customers as a package or are customers able to select which services to purchase? In addition, please clarify terms such as "provisioning" and "margin integrity" so that investors not familiar with your industry will be able to understand these terms.
4. We note that you intend to offer Voice over Internet Protocol services and that you expect to "commence our initial rollout of VoIP during 2005." Please disclose when in 2005 you expect to offer these services and whether you expect to generate revenue from these services in 2005.

Summary of Financial Information, page 2
5. Please disclose that your auditors have stated that you have suffered recurring losses from operations that raise substantial doubt about your ability to continue as a going concern. Please also disclose your accumulated deficit of $4.1 million and your net loss for 2004.

   Risk Factors, page 2
6. Your risk factors must specifically address the risks related to the offering. For example, consider whether the large number of shares available for future sale under the registration statement could adversely affect the market price of your common stock. Please revise accordingly. We also note that under Section 1.1 of the preferred stock purchase agreement between you and Barron that Barron has the ability to waive the 4.99% ownership limit at any time. Please consider including a risk factor to address the potential risk if Barron waives this restriction.

Our dependency on underlying service providers . . ., page 3
7. For each of your wholesale agreements, please disclose the term and whether these agreements may be terminated. Please remove the second sentence since this is mitigating language and please also remove the mitigating language in the fourth sentence. Please also quantify how the surcharges and higher costs have impacted your business and please address whether you have had difficulty in the past with regard to obtaining leases in order to "ensure the continued supply of telecommunications offerings." In addition, the disclosure you describe in the second paragraph appears to relate to a separate risk. Accordingly, please move this disclosure under an appropriately titled caption. Please also describe in that separate risk factor whether you have difficulty in the past with regard to your dependence on ILECs to process your orders, etc.

Our lack of capital limits our ability to compete . . ., page 3
8. Please clarify what you mean by "a minimum level of market penetration." Also, please discuss in more specific terms your competitors, particularly in the geographic markets where you operate.

Government regulation of traditional telecommunications . . ., page 4
9. Briefly describe how the carriers` obligations to competitive local exchange carriers have adversely impacted you and disclose how your current agreements "have stretched [your] resources" and will limit your growth. Explain here or in MD&A why without your recent financing you may not have been able to comply with the financial terms of your agreements with Verizon and Qwest.

Failure of customers to pay bills . . ., page 4
10. Most of your disclosure in the second paragraph is mitigating disclosure. Please delete all mitigating language and please focus your disclosure on the risk and how your business is impacted by your customers` failure to timely pay for services.

We are considered a penny-stock . . ., page 5
11. The risk you convey in the caption and the text is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise. Also, please delete your disclosure that the risk disclosure document is "prepared by the Securities and Exchange Commission."

We are not yet certified as being in compliance with the internal control rules . . ., page 5
12. Please note that the compliance date for non-accelerated filers regarding amendments to the rules under Exchange Act that were adopted pursuant to Section 404 of the Sarbanes-Oxley Act have been extended. See SEC Release No. 33-8545 (March 2, 2005).

   Use of Proceeds, page 6
13. Disclose the aggregate proceeds that you will receive if Barron exercises all shares underlying Warrant A and B.

   Selling Security Holder, page 7
14. Disclose the aggregate consideration you received in the private placement.
15. Provide all of the information required by Item 507 of Regulation
S-B. For example, state the amount of securities of the class owned by the selling security holder prior to the offering, the amount to be offered for the selling security holder`s account, the amount and percentage of the class to be owned by the selling security holder after completion of the offering.
16. Identify the natural persons who have voting or investment control of Barron. See #4S under Regulation S-K of the March 1999 Supplement to the Division of Corporation Finance: Manual of Publicly
Available Telephone Interpretations.

17. Tell us in your response letter whether Barron is a registered broker-dealer or an affiliate of a registered broker-dealer. See Rule 405 under the Securities Act. Please note that when you register private shares for resale, any broker-dealers or affiliates would not be eligible to be selling stockholders, and you would have to characterize the transaction as a primary offering with these entities named as underwriters.

   Description of Securities, page 12
18. Please also disclose in this section the right of first
refusal
provision and the insider selling restriction contained in your preferred stock purchase agreement with Barron.
19. We note your disclosure that your authorized capital stock consists of 100,000,000 shares of common stock, however, Section 4.3 of your preferred stock purchase agreement with Barron indicates that your total authorized shares is 25,000,000. Please revise or advise in your response letter.
20. Please revise the first sentence of the second paragraph to indicate that the selling security holder is offering the securities and not you.
Series A Convertible Preferred Stock, page 12
21. Please disclose that the 1,500,000 of preferred shares is convertible into an equal number of shares of common stock. Please also describe Barron`s ability to waive the 4.99% ownership restriction.

Warrants, page 13
22. Explain how the warrants are to be adjusted if the company fails to meet the prescribed annual EBITDA requirements or if the company sells shares below $1.00 per share.

Description of Business, page 15

   Overview, page 15
23. Please enhance your discussion regarding how you generate revenue. In this regard, please disclose how many business customers you have and how many residential customers you have. Do you offer bundled products to your customers? Do you enter into agreements with customers for the outsourcing of tasks such as customer service?
24. Please describe the FCC`s recent ruling in greater detail.
For
example, clarify which elements of the network you are restricted from accessing and clarify why the ruling "created an environment of uncertainty."
25. Describe the material terms of your agreements with Verizon and
Qwest. Also, file these agreements as exhibits or tell us in your response letter why you are not required to file them as exhibits.
26. Similarly, please describe you agreement with Covad in greater detail and file this agreement as an exhibit or tell us in your response letter why you are not required to file this agreement as an exhibit.
27. We note your statement regarding the "widespread acceptance of VoIP." Clarify whether you believe that there already has been widespread acceptance of VoIP If so, address the publicized problems with VoIP service (e.g., inconsistent 911 service and outages).

Regulatory Issues, page 17
28. We note your disclosure in your management`s discussion and analysis section regarding your telemarketing activities. Please discuss, if applicable, the impact that the recent Federal Trade Commission rules regarding telemarketing has had on your business.
29. Update the disclosure in the first paragraph ("The aforementioned rates, terms and conditions are to remain effective until March 11,
2005...").

Cordia Communications Corp., page 17
30. Disclose when you expect to enter and generate revenue in the markets you reference.

Cordia International Corp., page 19
31. Please disclose how many carriers you are in discussions with in the countries that you reference and clarify the nature of these discussions.

   Management`s Discussion and Analysis or Plan of Operation, page
19
32. The disclosure in the first paragraph incorrectly references the safe harbor under the Private Securities Litigation Reform Act of 1995, which is not available for penny stock issuers. Please delete the disclosure.
Plan of Operation, page 20
33. Since you are in the process of developing your VoIP service and other opportunities that you have identified, what aspects of your business do you anticipate will contribute most to your revenues, expenses, etc.? Also, please describe in greater detail how you expect your expansion into other markets in the US and abroad will impact your business.
34. Please specifically address your ability to continue as a going concern and disclose what steps management intends to take to remove the going concern qualification from the audit opinion.
35. Explain how your agreements with Verizon and Qwest will allow you to expand retail service offerings into new territories during 2005.
Critical Accounting Policies and Estimates, page 21
36. Revise to include a discussion of your critical accounting estimates here as opposed to relying upon incorporation by reference.
Quarterly Comparison, page 22
37. Clarify your references to "new territories" and "new service offerings during 2005."
Liquidity and Capital Resources, page 26
38. We note your disclosure that your ability to grow aggressively is limited because your new wholesale agreements require you to maintain current payments and keep a significant portion of your working capital restricted. Please provide more analysis regarding why you believe that your current cash and anticipated profits will provide you with sufficient liquidity to achieve your stated objectives in 2005. You should describe your short-term and long-term cash requirements, including the amounts of these requirements. For example, what do you anticipate your capital expenditures will be for the development of your operations? Your discussion should focus on the funds necessary to maintain current operations, complete projects already underway, and achieve your stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, http://www.sec.gov/rules/other/33-8056.htm.

   Certain Relationships and Related Transactions, page 29
39. Disclose Mr. Minella`s ownership interest in Geil`s Ventures
LLC.
In addition, tell us in your response letter why you believe the high interest rates charged on both loans were market rate.

   Market for Common Equity and Related Stockholder Matters, page
30
40. Please update your table to provide the information for the first quarter of 2005. See Item 201(a)(ii) of Regulation S-B.

   Executive Compensation, page 32
41. If any of your named executive officers held options as of December 31, 2004, provide the option value table required by Item 402(d) of Regulation S-B.

   Signature Page
42. Please note that your principal financial officer must also sign the registration statement. In your amended filing, please indicate who is signing in this capacity. See the instructions for signatures of Form SB-2.



Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005

Item 8A. Controls and Procedures
43. Please note that your principal executive officer and financial officer are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Accordingly, please clarify, if true, that your principal accounting officer is your principal financial officer. See Item 307 of Regulation S-B.
44. We note your disclosure that your certifying officers evaluated the effectiveness of your disclosure controls and procedures "within
90 days of this Report . . ." Please note that filings after August
14, 2003 must comply with the disclosure requirements of revised
Item
307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please revise accordingly.
45. We note your disclosure that your "disclosure controls and procedures are effective to ensure that material information relating to our Company is made known to management, including the CEO and CAO, particularly during the period when our periodic reports are being prepared . . ." Please revise to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.
46. We note your disclosure that "[t]he CEO and CAO each note that, since the date of his/her evaluation until the date of this Report, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to state, if true, that there was no change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.


Item 601(b)(31) Certifications
47. Please be advised that the Rule 13a-14 certifications must be in the exact form and include the exact disclosure as specified by Item
601(b)(31) of Regulation S-B. In this regard, please note that the form of officer certifications was revised under SEC Release No. 33-
8238 (June 5, 2003).  In the amendments of your Form 10-KSB and
Form
10-QSB, please include the revised certifications. Please note that when you correct your certifications, you will have to re-file your
Form 10-KSB and 10-QSB in their entirety.

*    *    *    *

      Please amend your Form SB-2 and Forms 10-KSB and 10-QSB to comply with these comments. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any questions.




      Sincerely,


							Larry Spirgel
							Assistant Director


cc:	Wendy Abbagnaro, Esq.
	(800) 714-9950 (fax)


??

??

??

??

Joel Dupre
Cordia Corporation
June 14, 2005
Page 10